Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

Andrew Keys, Co-Founder and Chairman of Pubco, gave an interview with the London Real podcast on September 9, 2025, which was released on September 22, 2025. The following is a partial transcription of the interview, which was made available on September 23, 2025:

Andrew Keys: What Ethereum serves for is a global settlement layer to the economy of the world.

Brian Rose: Why does anyone want exposure to ETH?

Andrew Keys: Ether is a yield generating asset, like a digital version of oil, and due to its proof of stake, we’re able to intrinsically generate yield from Ether. We’re going to see all of the major financial institutions following suit as Ethereum continues to cement itself as this global settlement layer of humanity. Our operating vehicle model, unlike the ETFs, enables public market investors to have access to the full productivity of ether yield.

Brian Rose: One of the big things about you, Andrew, is I think you put in about $650 million of your own supply of ETH, which gives you a ton of cred.

Andrew Keys: For me with my assets, that was the only way I could get comfortable with this model.

Brian Rose: What does Ether Machine look like a year from now?

Andrew Keys: We aspire to be number one. We’re maniacally actually focused on generating ether concentration per share at the most minimal risk.

Brian Rose: You’ve been in this business for over ten years. You still seem very excited about this and I don’t see any gray hair.

Andrew Keys: I don’t think I have gray hair, but know that I have spiritual gray hair. I am still excited today, as I was a decade ago. In the end, what I’m doing is going to be one of multiple pillars that can give public market investors exposure to the asset class, but also be a microphone to explain how Ethereum works to society.

Brian Rose: This is London Real. I am Brian Rose. My guest today is Andrew Keys, the entrepreneur, Ethereum pioneer, and CEO of The Ether Machine. You began your career in traditional finance before joining Consensys in 2014, where you helped scale Ethereum to global adoption. Later, you co-founded DARMA Capital, bringing institutional discipline to digital assets. Today, as CEO of The Ether Machine, you’re leading a $2.5 billion Ethereum treasury that accumulates stakes and actively manages ETH as the reserve asset of the internet. With a planned Nasdaq listing, you aim to create the world’s first pure play dedicated Ethereum treasury company, designed from the ground up for ETH accumulation and institutional-grade yield generation. Andrew, welcome to London Real.

Andrew Keys: Thanks for having me, Brian.

Brian Rose: Look, it’s great to have you here, and I just want to jump right into it. You know, for people that don’t fully understand what you’re doing, can you just break it down and explain what is an Ethereum treasury company? Why do we need them and why are we seeing so many launching in the last, I don’t know, 60 days? It’s like you, you got Tom Lea’s bit mine. You got your old buddy Joe Lubin and what he’s doing, obviously over at Sharp Link. Why now? And why do we need these things?

Andrew Keys: So, we’ll start with why now? I think there have been a confluence of factors that have created this Cambrian explosion, first and foremost, in December of 2024. So approximately eight months ago, there was an update through the Financial Accounting Standards Board, the FASB, defining that digital assets like Ether could be marked to market within a public company. So basically, what that did was basically greenlight the ability to hold these assets on balance sheet and to be properly accounted for. It was kind of a another step, albeit a boring one and an accounting nuance. We think that that was kind of the light of the match of why this started to make sense. Another reason is that I learned personally that ETFs were an inferior way to express one’s interest specifically in Ether. And the reason of that is a bit of a technical nuance. And that’s something to do with what’s called the withdrawal cue within Ethereum. Right now the ETFs in America do not enable staking. We believe that’s going to happen soon. But in Europe or in Canada as a proxy staking is enabled. And what we’ve seen is they’re staking at what I would call 50% capacity, meaning if you had €1 billion in a staking, excuse me, in an Ethereum ETP in Europe, they’re only staking €500 €100 million and they’re only earning the vanilla floor. Meaning that they’re only earning the table stakes staking yield, which right now is about 3%. So on the billion dollars, $500 million is being staked, and that’s earning 3% to really generate a 1.5% yield on the total amount of capital. And the reason this occurs is because in Ethereum, if you were to unstake your assets today, you should get it back in a couple of days. But if, God forbid, there was a bad hack or some type of black swan event where lots of stakers wanted to unstake at the same time, the withdrawal queue to unstake could grow from a couple of days to months or even a year. And that doesn’t jive well with the ETF requirements to have 24 hour redemptions. So if you were to redeem your stock, uh, the ETFs have to be able to sell that out and give you your, your, your fiat currency within 24 hours. And there’s no way because this is denominated in Ether. It’s not even denominated in dollars. There’s not a way to basically underwrite that risk. So, the best thing that the ETFs can do is just stake less. And so with that said, uh, I had previously been building a commodity pool operator and commodity trading advisor registered with the CFTC because ether is a commodity that staked institutional size billions of dollars of Ether already since the inception of proof of stake. And when I understood that I could basically have a public vehicle that, unlike the ETFs, could stake at full capacity, something that we were already doing. And then, furthermore, we could add additional yield generation through concepts like risk taking and participation in DeFi. I thought of this like a perpetual bond, and Ethereum should be considered. Let’s call it from the yield generation dynamics as a perpetual bond where it is able to generate this yield. I compared it to what one would be able to achieve through the ETF. If you double the yield, you essentially double the price of that bond. And basically, what we saw is the ETFs really are only able to do 50% capacity of the first third of yield generation activities, which is vanilla staking. And they’re not able to do staking and participation of DeFi. So we’re able to do all three of those buckets. Plus we’re able to add what I would just call the capital markets financial instruments such as creating convertible bonds and or preferred shares to further add to our North Star which is our ether concentration per share.

Brian Rose: Okay. And you can also add on top of that some of the exotic yield generating instruments like the risk taking and things like that.

Andrew Keys: Exactly.

Brian Rose: Okay. And so what looked like a problem for the ETF. You’re taking advantage of that and creating a brand new product that can solve that issue.

Andrew Keys: Exactly.

Brian Rose: And that issue isn’t going to get solved anytime soon. I mean, when you talk about that whole issue of undertaking and that unknown time delay, does that mean it will be difficult to get a staking based ETF for ETH?

Andrew Keys: So I think that staking-based ETF will occur, but I don’t think that they’re going to be able to stake at full capacity. They and if they basically I think that they have kind of two roadmaps to do, or paths if you will. One is they could stake us and they’re going to stake at, you know, maybe it’s 50%, 60% capacity or they could stake potentially using what’s called a liquid staking token. But that introduces, uh, other vectors, you know, other attack vectors. You’re talking about introducing smart contract risk, and you’re now introducing vectors of the bid ask spread between a liquid staking token and just pure vanilla ether, which is basically adding another transaction. What I think is a much better mousetrap is having an operating company that has a business to secure Ethereum and to generate yield and to avail ourselves to the full suite of Ethereum’s productivity, which is staking, restocking and participation in DeFi. Plus, on the traditional financial side of the equation, the ability to add to sell convertible bonds and or preferred shares uh, to volatility-seeking, uh, or credit-seeking uh investors and using the proceeds of that to add ether to our balance sheet for shareholders that want ether concentration to increase per share.

Brian Rose: Okay. And I definitely want to get into that. You could argue that Michael Saylor kind of wrote the book on that for Bitcoin and I want to get to that. But if we zoomed out really, really, really high up and we took a look at 30,000ft, if an institution or a person I guess wants exposure to Ethereum, they kind of have maybe three choices. They can buy the Ethereum somehow and find a wallet to hold it in and keep it safe. Which could be challenging. They can buy the ETF now and not get any yield component, but they can have the exposure. Or they could go and buy some Ether Machine or an Ethereum treasury company. Are those kind of the three options for any type of size? And could you walk people through the problems with those? I think you kind of talked about the ETF there and maybe how a lot of institutions, I mean, Saylor was just on CNBC two days ago, and he said 98% of the institutions in the world cannot hold crypto. And so that’s not even an option. But they all have accounts on the New York Stock Exchange.

Andrew Keys: Exactly. So, first and foremost, one can go acquire ether spot, uh, and let’s say use a retail exchange. They now are responsible for the public-private key pair hacking, etc. and or, you know, hiding the ledger, you know, under their bed and keeping the 12-worded seed phrase. If they were to use any one of these retail exchanges, you know, back of the napkin, they charge 25% of the staking yield that they generate. So that’s, you know, the first example. Secondarily, the ETFs, as we just discussed, uh, is like owning a stock that has a dividend. But availing yourself to the dividend that you’re entitled to, or in the case of the US right now 0% of the dividend. Because right now in the ETFs they are not uh, enabling staking yield. And then furthermore, it’s really availing yourselves because ETFs are somewhat rigid in their exposure to kind of what you can do with the underlying asset that they’re not they haven’t been created, you know, specifically for productive asset. You know, what I would call kind of like this triple point asset of ether that can drive value multiple ways where you can have it from staking, from risk taking and participation in DeFi. You’re really only able to do that first. Then these operating vehicles done properly we believe it is the best way to do it. And then there are nuances within the operating vehicles that we can touch on and kind of why we chose to go in our route, which was creating a de novo entity with a SPAC versus doing a reverse takeover of a shell. But I’ll digress. But basically, I think our operating vehicle model enables in public market investors to have access to the full yield. Excuse me, the full productivity of ether yield staking, risk taking and DeFi and the full product suite that an equity operating business can enable, such as ATM equity issuance, preferred shares and convertible bonds.

Brian Rose: Excellent. Okay. And I want to get into that before we do. Why does anyone want exposure to ETH? We clearly have seen the use case. And Saylor kind of built that up. He’s been on our show back in 21 and back in 22 and 23. And obviously at the time, I think that was the only crypto that was kind of blessed or at least being ignored by the SEC. And so he went full bore and we saw that now Ethereum the ETF came a little bit later. It was slow to get started. But now we’re seeing more and more interest. The regulations going our way. Stablecoin act is passed. When I got to Wall Street at the ripe age of 22 years old, I was 1993, and I got sat on the fixed income derivatives desk and all my friends when I used to go home in the East Village, said, Brian, what stock do I buy? And I said stocks are for punks. We work in fixed income and in fixed income. It’s all about yields, right? Everything is what’s my overnight rate? What’s my three month rate? What’s my 30 year rate? And I grew up this environment of yield. And so when I used to look at crypto I would always tell people, you know what? When Wall Street comes, they don’t even understand something that doesn’t have a yield. And so are we finally seeing them embrace an instrument with an inherent yield and inherent even a yield curve? Is that why ETH is going to be the next big thing do you think?

Andrew Keys: So that’s one of I would call three reasons okay. And we can we can start there. So, first and foremost, Ether is a yield generating asset. You know versus Bitcoin that I consider unproductive kind of like gold and Ether is like a digital version of oil. For every transaction that occurs on the Ethereum blockchain, it requires a micropayment of this fuel. And due to its proof of stake consensus mechanism we’re able to intrinsically generate yield from Ether, unlike Bitcoin that requires real estate hardware and electricity consumption. You don’t need any of that with this upgraded way to form consensus. Through proof of stake. So one, you do have this yield generation aspect. Secondarily, to understand this public markets play, one needs to understand kind of who is who are the stakeholders. And one of the major stakeholders are the shareholders that are buying the underlying stock because they want Ether exposure. The generation of yield and to have the increase of their Ether concentration per share. So simply put, if you had basically an ETF, you’re just getting kind of the Ether exposure and you can kind of think of that as, you know, one time. But with this, you have a vehicle that is constantly generating additional Ether. So your Ether concentration should be continuously appreciating. So you have kind of Ether exposure plus. And then the other stakeholders in this are the convertible bond and or preferred shared consumers. And we’ll simply put we’ll do the convertible bonds to kind of keep it simple. So basically there are hedge funds and other investors that are actually in the business of acquiring volatility. They don’t necessarily care if it’s via Bitcoin, whether it’s via Ether or whether it’s via data centers. But basically, they can acquire volatility in a stock. And what they do is they’ll acquire a convertible bond. And they could potentially short the stock or an ETF linked instrument like for example the Blackrock Ether ETF and basically live delta neutral. But basically earning off of the volatility. And for this Ether is double the volatility of Bitcoin. Plus it is now, as we previously said, generating yield. So basically, this is just a better asset for this convertible bond Flywheel. And if you are kind of a historian of MicroStrategy, what really grew it from single digit billions of valuation to sent a billion was not the ATM equity issuance, but it was the introduction of convertible bonds and preferred shares, where basically we view that as a positive sum game, where we’re selling volatility to investors who are looking for volatility, and then we’re using those proceeds to buy the underlying asset in this case ether. For the shareholders that want exposure to Ether and the yield that Ether generates. So, I would say those are very kind of like technical factors, the yield generation and the volatility. But last but probably not, and certainly not least is, you know, what is Ethereum, you know and why is that important? So basically, I believe Ethereum to be the substrate of the next generation of the internet. And there was a really good artifact that was recently produced by consensus, my alma mater, called the Ethereum Trust report. And I would recommend that everyone, Google consensus Ethereum trust and there’s a graph that we can we can put in the show notes that that depicts high quality liquid assets, HQLA, which is this term by the financial accounting standards body. And basically right now there’s only about $250 billion of high quality liquid assets on blockchains, which is a drop in the bucket. Meaning we’re in the, you know, the earliest days of this transition from a natively Analog world to a natively digital world where our assets are natively digitized. That said, the $250 billion of assets 90% of those $250 billion of assets are being settled to Ethereum, and Ethereum is experiencing power law dynamics similar to Google with search, where 90% plus of the stablecoins and the stocks and the bonds and the derivatives are being settled to Ethereum, and then the other 10% are split between, you know, 100 other blockchains. And it just reminds me of 90% of search happens on Google and 1% happens on Bing and 1% happens on Askjeeves and 1% happens on Yahoo. And so we’re already seeing the fact that liquidity begets liquidity. And Ethereum has this kind of critical lead in being this place where we’re seeing most of this commerce settle. And furthermore, the tailwinds that we that you touched on, Brian, were, are that we’ve just seen the GENIUS Act pass, which gave us clarity around stablecoins. Everyone saw the positive tailwinds to Castle Circle and what we can say about that is the largest beneficiary of the GENIUS Act was Ethereum. Because the majority of the subtle coins the stablecoins settle on Ethereum. In about two months, we’re going to have the Clarity Act, which is market structure, bill, which is kind of the tokenization of stocks, bonds, derivatives. The largest beneficiary of clarity is going to be Ethereum again because the majority of these high quality liquid assets are settling on Ethereum. So it’s the best substrate and maybe why that that’s happening. I would say there are a few reasons why Ethereum has this lead. One, it has what’s called client diversity. There are nine implementations of Ethereum that form consensus every six seconds. Every time there’s a block created. To give you an idea of other blockchains, Solana has one implementation. Bitcoin has one implementation. So there’s nine implementations of Ethereum, which is important that if you want to have this global settlement layer for all of Earth’s assets, that nation states or corporations or people can trustlessly interact through, Ethereum really is the only one that has the ability to have this never ceasing uptime due to that client diversity. And I think that that’s extremely important. Another reason is the notion of standards and kind of if we’re a technological historian, Java became J2 e Java two Enterprise Edition back in the in the 90s. And that became the most used software language because there were clean web APIs, that there was a standard, whether you were in Mumbai, Paris, London, San Francisco, there was a standard to use, and there were clean database APIs. And what we’re seeing now is we’re able Ethereum has done a great job of creating certain standards, token standards. So something like the ERC 20 token standard for fungible tokens or the you know, ERC 725 was an example of one for NFTs, but basically anyone was able to have this standard token and a standard wallet and was able to put the token in the wallet, you know, simply put. And so millions of developers could basically coalesce around these standards and build applications that used the same basic ingredients. And that’s permeated really well.

Brian Rose: Okay. Now, the critics would say that a lot of this activity of the stablecoins and the Ethereum chain is happening on these layer twos like base, and they only get settled infrequently onto Ethereum. And the total net fees to Ethereum is like six figures. It’s very small. What would you say to that? Some call it a ghost chain six months ago and said there’s just nothing going on there but the rent. Maybe that was a little bit harsh, but what do you say to that?

Andrew Keys: Yeah. So, I think that this is an architecture that is created purposefully and simply put to kind of zoom out for your listeners. If I were to take Brian to the pub and open the bar tab with a server and hand him or her my credit card and buy us a round of appetizers, a round of drinks, a round of entrees, a round of desserts. Pay a tip and close the tab. All of these micro transactions that started from zero and ended at $500 or £500, those can be batched. And then basically the opening and the closing and the batching of all these transactions can get settled to layer one. And basically this architecture creates the ability for any application in the world, any company in the world, to customize how they want their layer two environment to work. Some may be optimizing for speed, some may be optimizing for privacy, some may be optimizing for ten people to work together in it. And that’s how websites work on the internet, right? I mean, everyone uses HTTP, but Amazon.com, google.com. And so basically it’s reminiscent of how the internet works, where everyone uses HTTP, everyone settles to Ethereum, but there’s thousands, millions of different websites. And what we’ve seen is that Ethereum has optimized for keeping transactions very cost efficient at that layer one settlement. Basically, it has become the standard choice for companies to create these layer two architectures. So we’ve seen kind of the fast movers, and I think that we’re early in this transition period. But Coinbase has created Base as you referenced. That’s their layer two. Robinhood just created their tokenized version of stocks that settle to Ethereum layer one, Kraken is created Inc., which is a layer two scaling solution. And on and on and on. And now that we have some of these regulatory tailwinds, we’re going to see, I think all of the major financial institutions are going to be kind of following suit. And if we were to kind of use the analogy of ride shares you know, companies like Uber and Lyft, five years ago, it would cost $50 to go from lower Manhattan to upper Manhattan for the same ride share. Now it costs $150. The technology hasn’t necessarily changed, but Uber has become ubiquitous. And what we can do is basically have Ethereum as the standard for settlement solutions and settlement layers. And there are ways to basically increase the pricing as it becomes more congested. So there are two burning mechanisms, um, within Ethereum, one is called EIP Ethereum Improvement Proposal 1559, which burns every layer one transaction. So it basically is kind of like a stock buyback, if you will, where basically shares are retired. If you’re talking to kind of like the traditional financial equities investors. There’s EIP 4844 which burns Ether for every layer two settlement. So basically there are two ways already that this transaction occurrence can basically reduce the supply of Ether that can have a positive price occurrence towards the Ethereum network.And there are ways to basically increase the burn per transaction that I believe the foundation will prioritize as Ethereum continues to cement itself as this global settlement layer of humanity.

Brian Rose: And I’ve heard a few people in the space saying that Ethereum is the chosen network because it never had the downtime. It’s got the history. And even though Solana might be faster and maybe it’s got to maybe some other things, some say it’s not as decentralized. It’s obviously been downtime that Ethereum now has been chosen. Um, first of all, is that true in your mind from everyone that you’re talking to in the institutions? And then I actually want to talk a little bit about, you know, your main competitors.

Andrew Keys: Sure. So, I think that there is no debate and there is empirical data that shows high quality liquid assets, which is what I think is important. If you’re talking about a global settlement layer, like I don’t care much about meme coins or swords of a video game, or you know what I think that I’m interested in? And I think what Ethereum serves for is a global settlement layer to the economy of the world. And, uh, right now it’s still very early days, but Ethereum has basically 90% market share, uh, as that settlement layer. Okay. And I think so. So there’s no debate there.

Brian Rose: Okay. Let’s talk about the competition because it’s very unique. And I’m curious how you feel about competition and if you think more is coming. Um, we’ve got BitMine immersion, which is getting more famous every day. Tom Lee, who has been an analyst for a long time, was bullish on Ethereum for a long time saw him on CNBC, bullish on stocks, bullish on crypto. And then all of a sudden he’s the chairman of BitMine Immersion. They have I think about $5 billion about 1.5% I think he’s going for 5%. That’s been the one that’s been talked about. And I guess that’s liquid. There’s Sharplink, which is Joe Lubin of Consensys in the past, who I think has about 3.3 billion of ETH. And then there’s you. One of the big things about you, Andrew, is I think you put in about 650 million of your own supply of ETH, which gives you a ton of cred of these machines. Then there’s the zilla, and I think it kind of drops off from there. Have I got that about right? And how do you look at those competitors? Are they different? Do they help you ultimately?

Andrew Keys: Yeah, so great question. You know, first and foremost, I have a ton of respect for Tom and Joe in what they’re doing. I think you did point out something right, in the sense that that that I’ve put more skin in the game materially more than, than anybody in all treasury space. And that brings me to kind of a bit of a differentiation, uh, broadly speaking, BitMiner and SBET are reverse takeovers of shell companies.

Brian Rose: Okay.

Andrew Keys: And what we’ve done is we’ve done a de novo entity. And I’ll just speak kind of broadly speaking about this. So I wanted to contribute some of my own capital, uh, because I didn’t want to recommend something to anybody else that I wouldn’t do myself. And I thought that was important to me to basically lead by example, and say this is something that I am patient zero. I am a shareholder as well. And everyone was investing with me. And when I looked. Broadly speaking, at the two paths, one or let’s call it three paths, one is to do an IPO. And I didn’t think that that made sense. You know, it would take a year plus to, you know, create an S-1 and go through like the full capital markets process. So then there were kind of two paths. One was to do a reverse takeover or, or the other was to do a SPAC. And I had a few conversations with, uh, some reverse takeover targets. And so basically, broadly speaking, anybody who wants to sell me their publicly traded business on the Nasdaq is doing that because their business is failing and within a failing business. There are lots of contingent liabilities. I’ll give you a few examples. One, uh, was. Was a biotech company where the drug didn’t make it through clinical trials and basically was going out of business. And due to how the SEC works, you can’t have, uh, just a. Rapid removal of a CEO because there are what are called, change of control provisions. So basically, I would have if I went down the path of this particular reverse takeover, I would have had to pay a CEO who wanted $5 million a year to stay on the board. You know, his company is bankrupt, basically. The guy didn’t know how to spell Ethereum, and I didn’t want that ongoing liability. Okay. Another. You know, there are Bitcoin mining firms that are you know, another example was one that was in a tenured, data center lease and they were paying $10 million a year. You know, where they were, where they were hosting all their data mining hardware. And now I don’t need any of that because I’m an Ethereum staking facility that doesn’t need the hardware, the electricity or the real estate. But they’re in year four. They’ve got six more years of $10 million payments. I didn’t want to incur those costs, you know. Furthermore, there are companies that are now reserving part of the assets of the treasuries for lawsuits that, you know, if one of these companies, you know, they have a four-year statute of limitations, sure. Maybe now they’re going in the direction of having a digital asset treasury, but they can get sued for previous, the previous four years, whatever that operating business was. So I essentially didn’t want pre-existing operating businesses, pre-existing cap tables, pre-existing liabilities, pre-existing potential lawsuits, uh, because something, you know, a company may not be sued if their market cap is less than $10 million, but if they have $1 billion, $3 billion of an asset, that becomes a honeypot now, and you have to kind of think through what the what are you inheriting? So basically, you know, first and foremost, I would say I wanted something clean and I wanted, so basically what we’ve done is we have a pure play, de novo brand new entity that is anchored with Ether that is merging with a special purpose acquisition company and creating this new operating business that doesn’t have any of that pre-existing skeletons in our closet, if you will. And for me, with my assets, that was the only way I could get comfortable with this with this model. And to devil’s advocate that what I’m going through right now is what’s called the S-4 registration process. So an S-1 is if you do an IPO and S-4 is if you’re doing a merger. And we’re doing a merger between our LLC, the LLC, where the anchor ether is, and the special purpose acquisition company that doesn’t have a preexisting operating business. And, you know, I would say our one differentiation there is that we’re not let’s call it a while. We have stock that there is publicly tradable ETH stock that people are able to acquire. We’re not fully merged just yet. And basically, there’s about a 6090 day window. And then at that point, we are able to start to use, let’s call it all of the traditional capital markets tools, and to trade similar to these shell companies. And I think that to devil’s advocate that, you know, for example, in those 60 days Tom Lee has been able to go out and acquire a gigantic amount of Ether. And I was not comfortable with the risks of the preexisting liabilities that I just said for potentially the reward of being able to acquire that amount of Ether. We’ve been able to, uh, raise a considerable amount of capital, you know, over $2.5 billion privately because of the fact that when I talk to institutional investors and they go to their investment committee, they say, well, if we want, uh, you know, pure play exposure to Ethereum, but we’ve got to deal with this pre-existing CEO and they may get sued. You know, these guys are saying, you know, we get laughed out of our investment committee’s rooms. If we kind of tried to propose some of these, these ways. So I think that time will tell. But with that said, we’ve tried to create an institutional vehicle, a lot of these shells, you know, broadly speaking have investment banks I’ve never heard of before, law firms I’ve never heard of before. And auditors that I’ve never heard of before. And we’ve come to market with Citi. You know, it’s the only one that has kind of a bulge bracket investment bank. This went to the top of the House chain. Frazier signed off on this. They’re not doing any other Treasury’s because they do understand kind of the nuance of having a pristine structure. Rupture. KPMG is our auditor. Aside from MicroStrategy will be the first Treasury to go through a big four audit. Skadden, you know, is our law firm, which is one of the largest and most accredited law firms in the world. And what I think is important here is that I believe that because we have this pristine entity, cleanest credit rating from a perspective of having a big four auditor, and none of those pre-existing liabilities, I believe that we’ll benefit from the best priced and probably first to market convertible bond issuances and or preferred share issuances. So, to understand that basically the these preferred shares or convertible bonds are our credit or debt instruments. And basically the counterparty to that is buying paper, right. And when you’re buying paper you have to price in these types of risks. These opaque risks like you know is there is there some skeleton in the closet that could cause the stock to go down 20%? That’s, you know, separate from the net asset value of the underlying digital asset. I think that’s important.

Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.

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